SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 10, 2007

TAM Entered Into IOSA Registry

São Paulo, January 10, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), today received IATA Operational Safety Audit Registration (www.iata.org/registry), the most accepted and complete international safety certification.

"The IOSA program is an important tool that supports the industry's continuous focus on operational safety," said Guenther Matschnigg, IATA's Senior Vice-President of Safety, Operations & Infrastructure. "By being IOSA Registered, TAM has demonstrated its dedication to operational safety processes that meet international standards and best practices used by the world's leading airlines."

"This is another important step for TAM. We have stressed safety as a commandment left by our founder, Commandant Rolim Amaro, and it has always guided our operations," said Marco Antonio Bologna, TAM's CEO. According to best governance standards, the Flight Safety department is totally independent from other areas of the company, responding directly to the CEO.

The IOSA program was launched in 2003 and is currently recognized as a global standard for airline operational safety management. The IOSA Audit consists of over 700 standards in eight operational areas of an airline, including corporate organization and management systems, flight operations, flight dispatch, aircraft engineering and maintenance, cabin operations, ground handling, cargo operations and operational security. These standards collectively measure the operational ability of an airline to deliver a safe operation.

Elaborated in a standardized, consistent manner, IOSA reports can be accepted, for instance, for airlines in code-share agreements, reducing significantly the amount of redundant auditing.

Safety at TAM

TAM regularly follows rules and standards established by Brazilian aviation authorities and by international organizations, such as ICAO (International Civil Aviation Organization). The company is affiliated with the most important civil aviation entities worldwide, among them FSF (Flight Safety Foundation), the largest global non-governmental safety organization.

TAM actively participates in coordination of IATA's Americas Regional Flight Safety Committee (RCG). Also, the company follows regulations of the FAA (Federal Aviation Administration), which controls North American aviation; the NTSB (National Transportation Safety Board); and DoT (Department of Transportation) -- fully complying with requirements to operate in North American air space.

In July 2006, three months before the inaugural flight to London, TAM became part of the United Kingdom Flight Safety Committee (UKFSC), the association of entities and professionals that oversees flight safety improvement for commercial aviation in the United Kingdom. That same year, it also joined the steering committee of IATA's Emergency Response and Planning Task Force (ERPTF).

Having safety as one of the company's commandments ("More important than the customer is safety"), a legacy of the founder, Commandant Rolim Amaro, TAM is present among companies worldwide that are highly involved in flight safety, adopting modern "Safety" standards of organization and management. An example is the FOQA (Flight Operations Quality Assurance) system used by the company that guarantees maximum proactive prevention with systematic analysis of additional recorded flight parameter information. In 2002, TAM became the first company in Latin America to adopt this system. Since last year TAM has been invited by CNPAA (National Committee of Aviation Accident Prevention) to coordinate standardization work based on such a system to, in accordance with ICAO rules, be adopted by other Brazilian airlines.

As an effective member of SAC (Safety Advisory Committee), TAM joins a select group of airlines that make up the Strategic Planning Safety Committee whose mandate is to manage sector studies and actions regarding IATA members.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 60.6% international market share at the end of December 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.